Confidential Treatment Requested by GSX Techedu Inc.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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November 8, 2019

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GSX Techedu Inc.

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam:

On behalf of our client, GSX Techedu Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed registered public offering (the “Proposed Offering”) in the United States of the Company’s Class A ordinary shares, par value US$0.0001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review in accordance with the procedures of the Commission. A registration statement on Form F-6 relating to the ADSs had been separately filed with the Commission and declared effective by the Commission on June 5, 2019.

The Company completed the initial public offering of its Class A ordinary shares represented by ADSs in the U.S. in June 2019, and has not experienced material adverse changes in its business, liquidity or financial conditions since then. The Company’s initial Securities Act of 1933, as amended, registration statement became effective on June 5, 2019.

Confidential Treatment Requested by GSX Techedu Inc.

Draft Registration Statement

Securities and Exchange Commission

November 8, 2019

The Company confirms that it will publicly file its registration statement and nonpublic draft submission in respect of the Proposed Offering such that it is publicly available on the EDGAR system at least 48 hours prior to any requested effective time and date.

The Company expects to launch the offering soon after it hears from the staff of the Commission (the “Staff”), and would appreciate the Staff’s prompt feedback.

Financial Statements

The Company has included in this submission its audited consolidated financial statements for the years ended, and as of, December 31, 2017 and 2018, as well as its unaudited interim consolidated financial statements for the nine months ended September 30, 2018 and 2019, and as of September 30, 2019.

The Company confirms that it is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, as amended. As an emerging growth company, the Company has omitted its 2016 annual financial information, and has also omitted the selected financial information for the years before 2017.

*            *             *

Confidential Treatment Requested by GSX Techedu Inc.

Draft Registration Statement

Securities and Exchange Commission

November 8, 2019

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Lili Shan, the audit engagement partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by phone at +86-10-8520-7256 or via e-mail at llshan@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Larry Xiangdong Chen, Chairman of the Board of Directors and Chief Executive Officer, GSX Techedu Inc.
Nan Shen, Chief Financial Officer, GSX Techedu Inc.
Dan Ouyang, Esq., Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Weiheng Chen, Esq., Partner, Wilson Sonsini Goodrich & Rosati
Lili Shan, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP